Nasdaq Regulation

Nasdaq

Lisa Roberts
Vice President
Listing Qualifications

<u>*By Electronic Mail*</u>

September 25, 2018

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on September 24, 2018 The Nasdaq Stock Market (the "Exchange") received from Capital Bancorp, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Common Stock, $0.01 par value per share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

Lisa Roberts